Filed by Hughes Electronics Corporation
Subject Company — Hughes Electronics Corporation
and General Motors Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 333-84472

ECHOSTAR AND DIRECTV — IMPROVING CHOICE AND VARIETY
FOR THE HISPANIC COMMUNITY

The Merger

•	The proposed merger between EchoStar’s DISH Network and Hughes Electronics’ DIRECTV would allow the combined company to offer an even greater variety of Spanish-language programming than is offered today. Currently, the two companies carry largely duplicative programming, thereby inefficiently utilizing limited spectrum. The merger would free up this limited spectrum and enable the new company to launch more independent networks that otherwise could not be carried, like those that carry programming from Caribbean, Latin American, and South American countries.

•	The combined company will also be able to offer local broadcast stations in all U.S. TV markets, some of which include Univision, Telemundo, Telefutura, and TV Azteca stations, using one consumer-friendly mini-dish. In addition, the economies of scale achieved by the merger will support a competitively priced, high-speed Internet service via satellite, helping bridge the digital divide.

Programming

•	EchoStar’s DISH Network and DIRECTV offer more television viewing options for Spanish-dominant and bilingual households in the U.S. than any cable television system. Before the launch of the DISH Latino and DIRECTV PARA TODOS™ Spanish-language packages, the only television programming available for Spanish speaking consumers was Univision and Telemundo, and those channels were only available in limited markets.

•	Many of the fastest growing Hispanic markets (e.g., Raleigh-Durham, Greenville, NC) do not have local off-air Univision or Telemundo affiliates. Hispanic households in these markets can keep in touch with their language and culture through the Spanish-language offerings of EchoStar and DIRECTV.

•	EchoStar offers 3 Spanish language packages:

➢	DISH Latino includes 22 Spanish-language channels for $20.99 per month

➢	DISH Latino Dos includes 22 Spanish-language and 22 English channels for $31.99 per month

➢	DISH Latino Max includes 22 Spanish-language and over 60 English channels for $39.99 per month

•	DIRECTV offers 6 bilingual packages:

➢	Opción Extra Especial® includes more than 125 Spanish and English channels for $31.99 per month

➢	Opción Extra Especial® with Local Channels for $37.99 per month

➢	Opción Ultra Especial™ includes more than 145 Spanish and English channels for $35.99 per month

➢	Opción Ultra Especial™ with Local Channels for $39.99 per month

➢	Opción Premier™ includes Opción Ultra Especial™, HBO®, Cinemax, STARZ!®, SHOWTIME® and Sports Pack, more than 200 channels for $81.99 per month

➢	Opción Premier™ with Local Channels for $85.99 per month

•	In 18 markets for EchoStar, and 19 markets for DIRECTV, at least one of the local Spanish language broadcasters Univision, Telemundo, Telefutura, or TV Azteca is included in the local station package available to subscribers for $5.99 per month.

•	EchoStar offers the Spanish-language public interest channel Hispanic Information & Telecommunications Network (HITN). HITN’s programming provides a cultural and educational link between the nation’s fastest growing ethnic group and an increasingly complex American society. Offering Spanish-language television services, HITN was the first Hispanic Network of Public Television. In addition, DIRECTV offers Clara+Vision and EWTN Réd Global Católica (Eternal Word Television Network). Clara+Vision promotes the well being of the entire family by focusing on cultural, artistic, educational and moral issues. EWTN is a global Catholic network with Spanish programming from more than a dozen countries.

Retailers

•	There are more than 1,400 Hispanic retailers across the country selling the DISH Network.

Employees

•	EchoStar employs more than 2,300 Hispanic employees representing about 20% of the entire workforce. These employees work at all levels, with the majority serving as bilingual installers and customer service representatives. EchoStar’s El Paso, TX Call Center, launched in January 2000, has 1,750 employees, of which 80% are Hispanic and bilingual.

•	More than 800 bilingual customer service, technical support, and sales jobs have been created to support the DIRECTV PARA TODOS™ and DIRECTV English-language services.

Merger Supporters within the Hispanic Community

•	Congressman Silvestre Reyes (D-TX) — The Chairman of the Congressional Hispanic Caucus, in a letter dated March 22, 2002, strongly urged Federal Communications Commission Chairman Powell and U.S. Attorney General Ashcroft to support the EchoStar/Hughes merger. He wrote, “The positive outcome of this merger would greatly benefit millions of Hispanic families by offering additional targeted services and delivering increased access to affordable high speed Internet service.”

•	League of United Latin American Citizens (LULAC) — In a February 5, 2002 letter sent to FCC Chairman Powell, the oldest and largest Hispanic civil rights organization in the nation endorsed the merger because it “would provide improved communications services to the nation’s Hispanic community,” including access to affordable high speed Internet service and improved Spanish-language programming.

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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